Mail Stop 4561

May 2, 2006

Mr. Larry G. Gerdes
Chief Executive Officer and President
Transcend Services, Inc.
945 East Paces Ferry Road, N.E.
Suite 1475
Atlanta, GA 30326

> **Re:** **Transcend Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **File No. 0-18217**

Dear Mr. Gerdes:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Consolidated Balance Sheets, page 17

1.   We note that, based on your reconciliation of net income attributable to common shareholders to cash flows provided by (used in) operating activities, that it appears you have balances related to unbilled accounts receivable. Please tell us

the amount of such unbilled receivables as of December 31, 2005 and 2004 and revise your disclosure in future filings to separately present any amounts related to unbilled revenues as required by Rule 5-02 of Regulations S-X, if such amounts are material.

Note 2. Acquisitions, page 23

2.   With respect to your Medical Dictation, Inc. acquisition, we note that a significant portion of the purchase price is allocated to goodwill. Please explain the primary reasons for the acquisition, including an explanation of the factors that contributed to the purchase price. Also, please advise us of your consideration of paragraphs 39 and A14 of SFAS 141 as it relates to the recognition of intangible assets apart from goodwill and advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

3.   Please tell us how you have recorded the purchase of certain assets of the transcription business unit of PracticeXpert. In your response, tell us how you considered paragraphs 25 through 27 of SFAS 141 as it relates to the contingent consideration related to the purchase.

4.   In regard to your purchase of certain assets of the transcription business unit of PracticeXpert, we note that you allocated $114,000 to goodwill. Please tell us how you considered paragraph 9 of SFAS 141 in determining whether this purchase constitutes a business combination, and how you further considered paragraph 9 of SFAS 142 in determining it was appropriate to recognize goodwill related to this purchase.

Note 5. Commitments and Contingencies, page 25

5.   We note your disclosure that you have filed a counterclaim against OLOL primarily seeking fees owed by OLOL for services performed by the Company and interest on unpaid invoices. Please tell us the amount of unpaid invoices from OLOL included in your balance sheet as of December 31, 2005 and 2004, and how you considered such litigation it determining your allowance for doubtful accounts.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amanda Sledge, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief